FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated September 16, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom reaches agreement with trade unions

Budapest — 16 September, 2009 —Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that it has reached an agreement with trade unions on the wage development, headcount reduction and decrease in additional employee allowances at the parent company for 2010. The agreement also sets the range of surplus severance payments in the Collective Agreement, which in the period of 2011-2014 envisages a gradual reduction to these payments to the third of the current level.

In line with the terms of the agreement, the Company has set a bonus budget equivalent to a 1.5% wage development for 2010. Headcount will be reduced by 400 employees, while further reductions will come from - among others - the employment termination of executives and employees retiring. Total severance expenses related to the headcount reduction will reach around HUF 7bn. The majority of these expenses will be booked in the fourth quarter of 2009, with the rest accounted in 2010. The exact number and expenses of the headcount reduction will be announced at the end of the year once the detailed plan has been formulated.

As a result of today’s agreement, our goal is to reduce our Total Workforce Management (TWM) related costs by HUF 6.5bn compared to the 2008 level excluding severance expenses, which represents a reduction of more than 5% over the two year period. (In 2008 TWM costs without severance expenses reached HUF 121bn at the parent company and the Hungarian subsidiaries.) The planned savings reflect the results of the TWM system introduced in 2009. Thanks to the more efficient resource management and headcount reduction, personnel costs are decreasing despite annual wage increases (5.6% in 2009 and 1.5% in 2010).

About the TWM system

Magyar Telekom introduced the Total Workforce Management system from the beginning of 2009 in order to focus more on the total labour cost and not solely on headcount number and employee-related expenses. The system enables Magyar Telekom to increase the flexibility and efficiency with which all human resource-related expenses are managed, including contracted or rented employees as well as outsourcing and entrepreneurial contracts.  As a consequence, the Company is able to switch between different forms of employment in order to increase cost efficiency.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: September 16, 2009